

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Gaga Gvenetatdze
Chief Executive Officer
Kheoba Corp.
24 Vazha-Pshavela St.
Tbilisi, Georgia 0105

> **Re: Kheoba Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 21, 2023**
> **File No. 333-263020**

Dear Gaga Gvenetatdze:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

Form S-1/A filed June 21, 2023

Notes to Financial Statements
Note 3 - Summary of Significant Accounting Policies
Website Development Costs, page F-7

1. We note your response to our prior comment 3, however your disclosure does not address when you capitalize website development costs. It also does not state when you start amortizing these costs. Please enhance your disclosure accordingly.

Revenue Recognition, page F-7

2. We note your response to our prior comment 2, however, your new disclosure does not address your specific revenue stream. Expand your disclosure to explain what type of

service is included in the sale of your tourism program. Discuss your specific performance obligation, how you determine the transaction price, and when you determine you satisfy the performance obligation.

<u>General</u>

3.   The auditor consent included in this filing in Exhibit 23.1 refers to Amendment 2 instead of Amendment 4. Please ask your auditors to revise accordingly.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology